GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Prepared by management)

	October 31,	January 31,
	2006	2006
		(Restated - Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,088	$16,945
Restricted cash - term deposit (Note 4)	6,900	6,900
GST refundable	7,574	5,080

	17,562	28,925
MINERAL PROPERTIES AND DEFERRED
EXPLORATION COSTS (Note 5)	70,439	70,439

COMPUTER EQUIPMENT (Note 6)	1,234	1,725

	$89,235	$101,089

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$66,499	$79,698
Loans from related parties, including convertible note (Note 7)	1,052,031	941,192
Deferred liability (Note 5)	39,676	-
	1,158,206	1,020,890

LONG TERM LIABILITIES
Deferred liability (Note 8)	-	39,676

	1,158,206	1,060,566

SHAREHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 9)
Authorized
100,000,000 common shares without par value
Issued
5,651,714 common shares (January 31, 2006 - 5,651,714)	1,113,471	1,113,471

EQUITY COMPONENT OF CONVERTIBLE NOTE (Note 7)	11,576	11,576

DEFICIT ACCUMULATED DURING THE
EXPLORATION STAGE	(2,194,018)	(2,084,524)

	(1,068,971)	(959,477)

	$89,235	$101,089

Approved on behalf of the Board:

"Linda Smith"	'"Shannon Krell"
Director	Director

The accompanying notes are an integral part of these interim financial statements.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company )
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by management)

	For Three Months Ended October 31,		For Nine Months Ended October 31,		Year Ended January 31,
	2006	2005	2006	2005	2006
					(Restated - Audited)
GENERAL & ADMINISTRATIVE EXPENSES
Accounting and audit fees	$15,768	$3,449	$15,768	$8,449	$35,128
Accretion of convertible note	1,017	1,017	1,017	1,017	1,356
Depreciation expense	122	34	492	155	740
Interest and bank charges	173	93	623	358	-
Management fees	7,500	7,500	22,500	22,500	30,000
Office expenses	9,018	9,984	27,009	27,624	38,855
Professional fees	11,255	3,435	16,234	10,542	5,000
Transfer agent and filing fees	-	3,193	-	3,639	4,239
Travel and entertainment	10,126	7,417	25,851	17,983	23,061

NET LOSS FOR THE PERIOD	(54,979)	(36,122)	(109,494)	(92,267)	(138,379)

DEFICIT, BEGINNING OF PERIOD
As previously reported	(2,130,174)	(1,994,781)	(2,075,659)	(1,938,636)	(1,938,636)
Error correction (Note 3)	(8,865)	(3,859)	(8,865)	(3,859)	(7,509)
As restated	(2,139,039)	(1,998,640)	(2,084,524)	(1,942,495)	(1,946,145)

DEFICIT, END OF PERIOD	$(2,194,018)	$(2,034,762)	$(2,194,018)	$(2,034,762)	$(2,084,524)

NET LOSS PER SHARE, Basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, Basic and diluted	5,651,714	5,651,714	5,651,714	5,651,714	5,651,714

The accompanying notes are an integral part of these interim financial statements

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(Prepared by management)

	For the Nine Months Ended		Year Ended
	October 31,		January 31,
	2006	2005	2006
			(Restated - Audited)
CASH FLOWS PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(109,494)	$(92,267)	$(138,379)
Items not requiring use of cash :
Accretion of convertible note	1,017	1,017	1,356
Depreciation	492	155	740
Related party transactions	72,436	56,259	48,000
Changes in non-cash working capital items:
GST receivable	(2,494)	(1,616)	(2,102)
Prepaid expenses	-	(3,000)	-
Accounts payable and accrued liabilities	(13,200)	(3,181)	(29,311)

	(51,243)	(42,633)	(119,696)
INVESTING ACTIVITIES
Refund of advance for exploration expenditures	-	112,000	112,000
Investment in mineral property and deferred exploration costs	-	(23,233)	(26,233)
Purchase of computer equipment	-	-	(1,656)

	-	88,767	84,111
FINANCING ACTIVITIES
Loans from (repayments to) related parties, net	37,386	(22,870)	9,511
Long term debt	-	-	39,676

	37,386	(22,870)	49,187

INCREASE (DECREASE) IN CASH	(13,857)	23,264	13,602

CASH, BEGINNING OF PERIOD	16,945	3,343	3,343

CASH, END OF PERIOD	$3,088	$26,607	$16,945

Supplemental information
Non-cash expenditures - investing activities	$-	$-	$(40,000)
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Gemstar Resources Ltd. (“the Company”) was incorporated in British Columbia, on March 31, 1998, which is also the date of inception. The Company is in the mineral property exploration business and has not generated any revenue to date. The deficit has been accumulated during the exploration stage.

Going Concern

These interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $2,194,018 and has a working capital deficiency at October 31, 2006 of $1,140,644 (January 31, 2005 - $991,965 ). Management is in the process of trying to identify sources of additional financing to augment its loans from related parties in order to fund payment of third party liabilities and the ongoing development of the Company’s business. These factors create substantial doubt as to the ability of the Company to continue as a going concern unless sufficient funds are raised for the payment of its liabilities and for ongoing operations. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management’s consideration of the following significant accounting policies:

	a)	Basis of Presentation

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. The Company is currently considered an exploration stage enterprise and since its formation has not realized any revenues from its planned operations.

	b)	Use of Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates are used for, but not limited to, depreciation, income taxes, and the recoverability of non-producing mining properties and deferred exploration costs. Actual results may differ from those estimates.

	c)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, a term deposit, GST refundable, and current and long-term liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, the fair value of which approximates their carrying values.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Translation of Foreign Currencies

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

		i)	Monetary items are translated at the rates prevailing at the balance sheet date;

		ii)	Non-monetary items are translated at historical rates;

		iii)	Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

		iv)	Gains and losses on foreign currency translation are reflected in the statements of operations as incurred.

	e)	Cash and Cash Equivalents

Cash and cash equivalents consist of balances with banks and lawyer’s trust account held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The restricted cash is being held by the Company’s banker as security for its credit card.

	f)	Mineral Properties and Deferred Exploration Costs

Costs related to the acquisition and exploration of mineral properties are capitalized by property as incurred. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, capitalized costs are written off to operations. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete the exploration and development; and future profitable production or proceeds from the disposition thereof.

	g)	Computer Equipment

The Company records amortization on computer equipment using the declining balance method at 30% per year. Repairs and maintenance are expensed as incurred.

	h)	Impairment of Long-Lived Assets

The Company records the impairment of long-lived assets, consisting primarily of mineral properties, deferred exploration costs and computer equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

2)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

	j)	Convertible Note

The convertible note is recorded by the Company in two parts, debt and shareholders’ equity, using the residual valuation method to determine the amount of each component. Under the residual valuation method, the debt component is determined by estimating the present value of the future cash payments discounted at a rate of interest, which the Company would be charged in the market place for similar debt without the conversion option. The difference between the proceeds of the loan and the debt component is recorded as equity. The debt component is accreted to its face value at maturity by charging expense using the straight-line method, which approximates the effective interest rate method over the term of the convertible note.

	k)	Stock Based Compensation Plan

The Company applies the Accounting Standard 3870, “Stock-Based Compensation and Other Stock Based Payments”, required by the Canadian Institute of Chartered Accountants. Under this standard, all stock options granted to non-employees are recorded at the fair value of services and goods received. Stock options granted to directors and employees as compensation are measured at the fair value of the shares at the grant date net of the amount, if any, that recipients pay for the options when granted; and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, the amount previously recognized in contributed surplus is recorded as an increase to share capital together with any additional consideration paid by the option holder. No stock options have been issued and no stock options are outstanding.

	l)	Loss Per Share

The computation of basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares of the company during the period. The diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on the net loss.

At October 31, 2006, the Company had 2,135,080 potentially dilutive securities outstanding in the form of a convertible loan from one of the related parties. The basic net loss per share equals the diluted net loss per share since the potentially dilutive securities are anti-dilutive.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	m)	Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets at enacted income tax rates. Future tax assets are recognized to the extent that they are considered ‘more likely than not’ to be realized. Valuation allowances are provided when unrecognized net future income tax assets are ‘not more likely than not’ to be realized.

	n)	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the disclosure in these financial statements.

3.	ERROR CORRECTION REGARDING ACCRETION OF CONVERTIBLE PROMISSORY NOTE

The cumulative effect on prior years of omitting the note discount accretion charges on the convertible debt promissory note, issued on February 3, 2003 and amended on December 31, 2005, amounted to $8,865 as follows:

Year ended January 31, 2004	$3,859
Year ended January 31, 2005	3,650
Year ended January 31, 2006	1,256
$8,865

This error has been corrected by retroactively restating the previously recorded accumulated deficit as at January 31, 2006 from $2,075,659 to $2,084,524 and charging to the statements of operations of prior years accordingly. For the nine months ended October 31, 2006, the accretion amount expensed on the statement of operations was $1,017 (October 31, 2005 restated – $1,017),

4.	RESTRICTED CASH - TERM DEPOSIT

The amount of $6,900 as at October 31, 2006 has been re-invested into a one-year guaranteed investment certificate with interest at 1.75% maturing on October 31, 2007. It is required by the bank as security for the Company’s credit card usage.

5.	MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The Company staked the Dotted Lake Property in the Thunder Mining District of Ontario, Canada, in March 2003 consisting of 78 mineral claim units with a due date of March 14, 2007. The claims are presently in good standing and held in trust for the Company by an unrelated private company in Ontario. As at October 31, 2006, the Company has invested the following amounts:

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

	October 31	January 31,
	2006	2006

Mineral properties
Staking	$4,206	4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	26,233	26,233
	66,233	66,233

	$70,439	$70,439

The Company maintains this property for future expenditures and management has determined that no impairment write down applies as at October 31, 2006.

6.	COMPUTER EQUIPMENT

	October 31,	January 31,
	2006	2006
Cost	$3,309	$3,309
Accumulated amortization	(2,075)	(1,584)
	$1,234	$1,725

7.	LOANS FROM RELATED PARTIES, INCLUDING CONVERTIBLE PROMISSORY NOTE

Loans from the Company’s officers and immediate family members as at October 31, and January 31, 2006 are unsecured, non-interest bearing and have no specific terms of repayment. On January 25, 2006, the related parties signed debt deferral agreements to defer repayment of all balances owing to a date after July 31. The following table provides details of the balances due to the related parties:

	October 31,	January 31,
	2006	2006
Darcy Krell, Secretary	$388,059	$348,614
Linda Smith, President	411,212	413,535
Shannon Krell, Treasurer	147,700	75,000
Ryan Krell	105,060	104,083

	$1,052,031	$941,192

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

The loan from Ryan Krell above is secured by a convertible promissory note dated February 3, 2003 and amended on December 31, 2005, which is non-interest bearing and due on January 1, 2008. The note is convertible into 2,135,080 common shares of the Company prior to maturity on the basis of each $0.05 of principal outstanding being converted into one common share.

In accordance with Accounting Standard 3861, “Financial Instruments – Disclosure and Presentation”, the Company has used the residual valuation method to allocate the proceeds of issuance between the convertible note and the embedded conversion feature based on their relative fair values.

Accordingly, the Company recognized the $11,576 fair value of the embedded conversion feature as an equity component at inception using a 3.9% debt discount rate. Accretion expense is credited over the term of the convertible note to the face value of $106,754 at maturity. Accretion expense of $1,017 was recorded for the nine months ended October 31, 2006 (October 31, 2005 - $1,017) thereby increasing the carrying value of the convertible note from $95,178 at the date funds were received to $105,060 as at October 31, 2006.

The management fees and office expenses incurred on behalf of the Company by the Company’s officers and immediate family amounted to $72,436 for the nine months ended October 31, 2006 (October 31, 2005 - $56,259). These amounts have been treated as expenses not requiring the use of cash in the statements of cash flow.

8.	DEFERRED LIABILITY

On January 25, 2006, the Company’s lawyer signed a debt deferral agreement regarding his unpaid legal fees in the amount of $39,676 to a date after July 31, 2007. At October 31, 2006, this amount was reclassified as a current liability since it is potentially due within the next twelve months. This liability is unsecured and bears no interest.

9.	SHARE CAPITAL

As at October 31, 2006, the Company has issued 5,651,714 of its total authorized number of 100,000,000 common shares. There were no shares issued by the Company for the nine months ended October 31, 2006 and October 31, 2005.

The previously described convertible debt promissory note is convertible into 2,135,080 common shares of the Company prior to the January 1, 2008 maturity date on the basis of each $0.05 of principal outstanding being converted into one common share.

10.	INCOME TAXES

As at October 31, 2006, the Company had accumulated non-capital tax loss carry-forwards of approximately $2,200,000, which are available to reduce taxable income in future taxation years. These losses begin to expire in 2015 after a carry forward period of 20 years if they are not utilized. The Company is required to compute the deferred tax benefits from non-capital loss carry-forwards. However, due to the uncertainty of realization of these loss carry-forwards, a full valuation allowance has been provided for this deferred tax asset. The components of the deferred tax asset at October 31, 2006 and January 31, 2006, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are shown below:

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
October 31, 2006
(Stated in Canadian Dollars)

	October 31, 2006	January 31, 2006

Non-capital tax loss carry forwards	$2,200,000	$2,000,000
Statutory tax rate	35%	35%
Effective tax rate	–	–

Deferred tax asset	750,000	705,000
Less: valuation allowance	(750,000)	(705,000)
Net deferred tax asset	$–	$–

11.	CONTINGENT LIABILITIES

There is a long outstanding claim for unpaid professional accounting fees in the amount of $51,680 against a private company owned by the Company’s former president, and the Company is named as a co-defendant. The Company disputes the claim and considers it to be without merit. The results of this lawsuit are not determinable as at October 31, 2006.

12.	SEGMENTED INFORMATION

As at October 31, 2006 and 2005, the Company operated in one reportable segment being the exploration of precious metals and in one geographic segment being Canada.